Filed by Soaring Eagle Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Ginkgo Bioworks, Inc.

Commission File No.: 001-40097

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 13, 2021

SOARING EAGLE ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40097	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

955 Fifth Avenue

New York, NY 10075

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (310) 209-7280

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-fifth of one redeemable warrant	SRNGU	The Nasdaq Stock Market LLC
Class A ordinary share, par value $0.0001 per share	SRNG	The Nasdaq Stock Market LLC
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share, each at an exercise price of $11.50 per share	SRNGW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01.	Regulation FD Disclosure.

On April 12, 2021, the Acting Director of the Division of Corporation Finance and Acting Chief Accountant of the United States Securities and Exchange Commission (the “SEC”) issued a statement (the “Staff Statement”) entitled “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”).” The Staff Statement, among other things, highlighted potential accounting implications of certain terms that are common in warrants issued in connection with the initial public offerings (“IPOs”) of SPACs, such as the public warrants and private placement warrants (collectively the “Warrants”) issued in connection with the IPO of Soaring Eagle Acquisition Corp. (the “Company”). For a full description of the Warrants, please refer to the Company’s final prospectus dated February 23, 2021, filed with the SEC on February 25, 2021 in connection with the Company’s IPO. The Company previously classified the Warrants as components of equity. As a result of the Staff Statement, the Company reevaluated its accounting treatment for the Warrants and determined that the Warrants should be classified as derivative liabilities pursuant to Financial Accounting Standards Board Accounting Standards Codification Subtopic 815-40, Contracts in Entity’s Own Equity, rather than as components of equity, and should be measured at fair value, with subsequent changes in the fair value of the Warrants reported each period in earnings. The correction involves only non-cash adjustments, and will have no impact on the Company’s liquidity or cash flows.

An audited balance sheet as of February 26, 2021 (the “IPO Balance Sheet”) reflecting the Company’s receipt of the proceeds upon consummation of its IPO and the concurrent private sale of the private placement warrants was previously issued by the Company and included as Exhibit 99.1 to the Current Report on Form 8-K filed by the Company with the SEC on March 4, 2021. As described above, as a result of the Staff Statement, the Company determined that the Warrants should have been classified as derivative liabilities instead of components of equity in the IPO Balance Sheet. The unaudited IPO Balance Sheet furnished as Exhibit 99.1 to this Current Report on Form 8-K has been revised to reflect the classification of the Warrants as derivative liabilities.

The foregoing (including the information presented in Exhibit 99.1) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act. The submission of the information set forth in this Item 7.01 shall not be deemed an admission as to the materiality of any information in this Item 7.01, including the information presented in Exhibit 99.1, that is provided solely in connection with Regulation FD.

Item 9.01.	Financial Statements and Exhibits.

(d)    Exhibits.

Exhibit Number	Description
99.1	Unaudited Revised Balance Sheet as of February 26, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SOARING EAGLE ACQUISITION CORP.

By:	/s/ Eli Baker
Name:	Eli Baker
Title:	Chief Financial Officer

Date: May 13, 2021

Exhibit 99.1

SOARING EAGLE ACQUISITION CORP.

BALANCE SHEET

	February 26, 2021	Pro Forma Adjustments	As Adjusted
	(As filed)	(Unaudited)	(Unaudited)
ASSETS:
Current asset:
Cash	$3,000,000	$—	$3,000,000

Total current assets	3,000,000	—	3,000,000
Cash held in Trust Account	1,725,000,000	—	1,725,000,000

Total assets	$1,728,000,000	$—	$1,728,000,000

LIABILITIES AND SHAREHOLDER’S EQUITY:
Current liabilities:
Accounts payable and accrued offering costs	$784,260	$—	$784,260
Promissory Note - Related Party	300,000	—	300,000
Advance from Sponsor	156,333	—	156,333

Total current liabilities	1,240,593	—	1,240,593
Derivative warrant liabilities	—	107,692,500	107,692,500
Deferred underwriting compensation	60,375,000	—	60,375,000

Total liabilities	61,615,593	107,692,500	156,600,593
Class A ordinary shares subject to possible redemptions; 166,138,440 and 155,369,190 shares at $10 per share, actual and adjusted, respectively	1,661,384,400	(107,692,500)	1,553,691,900
Commitments and contingencies
Shareholders’ equity:
Preference shares, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—	—	—
Class A ordinary shares, $0.0001 par value; 400,000,000 shares authorized; 6,361,560 and 17,130,810 shares issued and outstanding (excluding 166,138,440 155,369,190 shares subject to possible redemption), actual and adjusted, respectively	636	1,077	1,713
Class B ordinary shares, $0.0001 par value; 80,000,000 shares authorized; 43,125,000 shares issued and outstanding	4,312	—	4,312
Additional paid-in capital	5,000,059	13,336,770	18,336,829
Accumulated deficit	(5,000)	(13,337,847)	(13,342,847)

Total shareholders’ equity	5,000,007	—	5,000,007

Total liabilities and shareholders’ equity	$1,728,000,000	$—	$1,728,000,000

Important Information About the Business Combination and Where to Find It

On May 11, 2021, the Company, entered into an agreement and plan of merger by and among the Company, SEAC Merger Sub Inc., a wholly owned subsidiary of the Company (“Merger Sub”), and Ginkgo Bioworks, Inc. (“Ginkgo”) (as it may be amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”). The merger was approved by the Company’s board of directors on May 7, 2021. If the Merger Agreement is approved by the Company’s and Ginkgo’s stockholders, and the closing conditions contemplated by the Merger Agreement are satisfied, then, among other things, (i) prior to the closing of the Business Combination, the Company shall domesticate as a Delaware corporation in accordance with Section 388 of the Delaware General Corporation Law, as amended (“DGCL”), and the Cayman Islands Companies Act (As Revised) (the “Domestication”) and (ii) upon the terms and subject to the conditions of the Merger Agreement, in accordance with the DGCL, Merger Sub will merge with and into Ginkgo, with Ginkgo surviving the merger as a wholly owned subsidiary of the Company (the “Business Combination”). In addition, in connection with the consummation of the Business Combination, the Company will be renamed “Ginkgo Bioworks Holdings, Inc.” and is referred to herein as “New Ginkgo” as of the time following such change of name.

In connection with the proposed Business Combination, the Company intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a proxy statement/prospectus, and certain other related documents, which will be both the proxy statement to be distributed to holders of the Company’s ordinary shares in connection with the Company’s solicitation of proxies for the vote by the Company’s shareholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of the Company to be issued in the Business Combination. The Company’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus, as these materials will contain important information about the parties to the Merger Agreement, the Company and the Business Combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus will be mailed to shareholders of the Company as of a record date to be established for voting on the Business Combination and other matters as may be described in the Registration Statement. Shareholders will also be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference in the proxy statement/prospectus, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: Soaring Eagle Acquisition Corp., 955 Fifth Avenue, New York, NY 10075, Attention: Eli Baker, Chief Financial Officer, (310) 209-7280.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in the Company is contained in the Company’s registration statement on Form S-1, which was initially filed with the SEC on December 23, 2020, and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Soaring Eagle Acquisition Corp., 955 Fifth Avenue, New York, NY 10075, Attention: Eli Baker, Chief Financial Officer, (310) 209-7280. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

Ginkgo and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be contained in the Registration Statement when available.

Forward-Looking Statements

This filing contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Ginkgo and the Company, including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by Ginkgo and the markets in which it operates, and Ginkgo’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of the Company’s securities, (ii) the risk that the transaction may not be completed by the Company’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by the Company, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger by the shareholders of the Company and Ginkgo, the satisfaction of the minimum trust account amount following redemptions by the Company’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger, (vi) the effect of the announcement or pendency of the transaction on Ginkgo’s business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans of Ginkgo and potential difficulties in Ginkgo employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against Ginkgo or against the Company related to the agreement and plan of merger or the proposed transaction, (ix) the ability to maintain the listing of the Company’s securities on Nasdaq, (x) volatility in the price of the Company’s securities due to a variety of factors, including changes in the competitive and highly regulated industries in which Ginkgo plans to operate, variations in performance across competitors, changes in laws and regulations affecting Ginkgo’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xii) the risk of downturns in demand for products using synthetic biology. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s proxy statement/prospectus relating to the Business Combination, and in the Company’s other filings with the SEC. The Company cautions that the foregoing list of factors is not exclusive. The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This filing shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This filing shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act.